Exhibit 99.2

Supplement No. 1 to the
Offer to Purchase and Consent Solicitation Statement for

Rinker Materials Corporation

Offer to purchase its
6.875% Notes due March 1, 2004
144A: CUSIP 126392 AA 7, ISIN US126392AA72
Reg. S: Common Code 004931203 ISIN USQ30201AA78

Guaranteed by

CSR Limited

and

Rinker Group Limited

and

Solicitation of Consents to Amendment of Related Indenture

The information contained in this Supplement No. 1 (this “Supplement”) amends and supplements the Offer to Purchase and Consent Solicitation Statement, dated February 28, 2003 (the “Initial Statement”, and as amended and supplemented hereby and from time to time, the “Statement”), of Rinker Materials Corporation, formerly known as CSR America, Inc. (the “Company” or “Rinker Materials”), a company incorporated in the State of Georgia, and relates to the Company’s offer, upon the terms and subject to the conditions set forth in the Statement and the Letter of Transmittal and Consent, dated February 28, 2003, previously delivered to holders (the “Letter of Transmittal and Consent”), to purchase (such offer to purchase, as it may be amended from time to time, the “Offer”) for cash all of the Company’s 6 7/8% Guaranteed Notes due March 1, 2004 (the “notes”). The notes are guaranteed by CSR Limited, a company incorporated in Australia (“CSR”), and will be guaranteed by Rinker Group Limited, a company incorporated in Australia (“RGL”), upon the date the demerger of RGL from CSR becomes effective (the “Demerger Effective Date”), as described in the Initial Statement.  In connection with the Offer, the Company, CSR and RGL are also soliciting (the “Solicitation”) consents (the “Consents”) of holders of notes to certain proposed amendments to the Indenture dated as of March 1, 1994 pursuant to which the notes were issued (as supplemented by the First Supplemental Indenture, dated February 20, 2003).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Initial Statement.

The Offer and the Solicitation are hereby amended as follows:

1)        The amended consideration for each note validly tendered will be determined by reference to a fixed spread of 25 basis points (as amended, the “Fixed Spread”) over the yield to maturity corresponding to the Bid-Side Price of the 3.00% U.S. Treasury Note due February 29, 2004 (the “UST Reference Security”) at 2:00 p.m. on the second business day preceding the date on which the Offer Expiration Time (defined below) occurs less U.S.$20.00 (as amended, the “Offer Consideration”), plus accrued and unpaid interest up to, but not including, the Settlement Date (defined below).  See “The Offer and Solicitation – Offer Consideration” in the Initial Statement for a description of how the Offer Consideration will be calculated.  The amount payable by the Company for each note validly tendered on or prior to the Consent Payment Deadline (defined below) will be the Offer Consideration, accrued and unpaid interest up to, but not including, the Settlement Date, and a consent payment (the “Consent Payment”) of U.S.$20.00 per U.S.$1,000 principal amount of notes.

2)        The Consent Payment Deadline has been extended to be 5:00 p.m., New York City time, on March 19, 2003, unless extended or earlier terminated (as extended, the “Consent Payment Deadline”).  In order to be eligible to receive the Consent Payment, holders must have tendered and not withdrawn their notes at the Consent Payment Deadline.

(Front cover continued on next page.)

The Dealer Manager for the Offer is:

CREDIT SUISSE	FIRST BOSTON

The date of this Supplement No. 1 is March 14, 2003, and it supplements and amends the Offer to Purchase and Consent Solicitation Statement, dated February 28, 2003.

Title of Notes	Outstanding Principal Amount	UST Reference Security	Reference Page	Amended Fixed Spread (in basis points)	Consent Payment (per U.S.$1,000 of Notes)

6 7/8% Guaranteed Notes due March 1, 2004 (the “notes”)	U.S.$195,000,000	3.00% Note due February 29, 2004	PX3	25 bps	U.S.$20.00

This Supplement, the Initial Statement and the Letter of Transmittal and Consent contain important information that you should read before you make a decision regarding the Offer or the Solicitation.

This Supplement and the amendments to the Offer and the Solicitation provided for herein are being distributed directly to holders of notes and the Depositary beginning on the date hereof.  Any inconsistent provisions in the Initial Statement are hereby superceded.

Except to the extent necessary to reflect the amendments described in this Supplement, the Offer and the Solicitation have not been amended in any respect. The Letter of Transmittal and Consent previously delivered to holders remains in full force and effect and this Supplement and the Initial Statement should be read in conjunction therewith.

As described in the Initial Statement, the Offer will expire at 9 a.m., New York City time, on March 28, 2003, unless extended or earlier terminated (as it may be extended, the “Offer Expiration Time”), which is expected to be the Demerger Effective Date.  The Offer Expiration Time may be extended and will be extended, if necessary, to be no earlier than the Demerger Effective Date.

Holders who have previously validly tendered (and not validly withdrawn) their notes and delivered Consents pursuant to the Offer and the Solicitation need not take any further action to tender their notes or deliver Consents. Such holders who have previously tendered their notes (assuming such tenders of notes are not validly withdrawn) and delivered Consents will receive the amended consideration and the Consent Payment.

Holders who have not tendered their notes and delivered Consents pursuant to the Offer and the Solicitation should continue to use the previously distributed Letter of Transmittal and Consent to tender their notes pursuant to the Offer and give Consents pursuant to the Solicitation.

Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time.  A valid withdrawal of tendered notes prior to the Consent Payment Deadline will constitute the concurrent valid revocation of (and the only means of validly revoking) the related Consent.  Consents may not be withdrawn subsequent to the Consent Payment Deadline. Tendered notes withdrawn subsequent to the Consent Payment Deadline will not revoke the related Consent.

Payments made pursuant to the Offer and the Solicitation will be in same-day funds on the third business day in New York City after the date on which the Offer Expiration Time occurs, or as soon as practicable thereafter (the “Settlement Date”).  If the Offer is not extended or earlier terminated, the Settlement Date is expected to be April 2, 2003.

This Supplement, the Initial Statement and the Letter of Transmittal and Consent have not been filed with or reviewed by any U.S. federal or state securities commission or regulatory authority, nor has any such commission or authority passed upon the accuracy or adequacy of the Offer or the Solicitation.  Any representation to the contrary is unlawful and may be a criminal offense.

No person has been authorized to give any information or to make any representations other than those contained in this Supplement, the Initial Statement or in the Letter of Transmittal and Consent and, if given or made, such information or representations must not be relied upon as having been authorized.  This Supplement, the Initial Statement and the related documents do not constitute an offer to buy or the solicitation of an offer to sell notes or a solicitation of Consents in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company, and the Solicitation shall be deemed to be made on behalf of the Company, CSR and RGL, by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.  Neither the delivery of this Supplement or the Initial Statement and related documents or any purchase of notes shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

None of the Company, CSR, RGL, the Trustee, the Dealer Manager, the Information Agent or the Depositary makes any recommendation in connection with the Offer or the Solicitation.

In order to tender notes and Consent, a holder should send or deliver a properly completed and signed Letter of Transmittal and Consent, certificates for notes and any other required documents to the Depositary at one of its addresses set forth below or tender pursuant to DTC’s Automated Tender Offer Program.

The Depositary for the Offer is:

Bank One, N.A.

By Mail/Overnight Courier/Hand:

1111 Polaris Parkway
Suite N1-OH1-0184
Columbus, Ohio 43240

By Facsimile for Eligible Institutions:
614-248-9987
Confirm by Telephone: 800-346-5153

Any questions or requests for assistance or for additional copies of this Supplement, the Initial Statement, the Letter of Transmittal and Consent or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A holder may also contact the Dealer Manager at its telephone number set forth below or such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer and the Solicitation.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY, 10016
Telephone: +1 (212) 929-5500 (call collect)
U.S. toll free: (800) 322-2885

The Dealer Manager for the Offer is:

Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, NY 10010
Telephone: +1 (212) 538-8474 (call collect)
U.S. toll free: (800) 820-1653
Attn: Liability Management Group